Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258301

Prospectus Supplement

(To Prospectus dated August 6, 2021)

This prospectus supplement supplements and amends the prospectus dated August 6, 2021 (the “Prospectus”), as supplemented and amended by (i) that certain prospectus supplement dated November 22, 2021 (the “ATM Prospectus Supplement”) and (ii) prospectus supplements dated November 7, 2022 and June 13, 2023, covering the offering, issuance and sale of shares our common stock that may be issued and sold under a sales agreement with B. Riley Securities, Inc., BTIG, LLC and H.C. Wainwright & Co., LLC (the “ATM Facility”). Effective as of October 9, 2023, the maximum aggregate offering price of the of the ATM Facility is $37,600,000.

As of the date of this prospectus supplement, 12,722,993 shares have been sold under the ATM Facility with an aggregate gross offering price of approximately $25.6 million. The remaining maximum offering price available under the ATM Facility as of the date of this prospectus supplement is $12,000,000. This prospectus supplement amends and restates the “Plan of Distribution” in the ATM Prospectus Supplement.

You should read this prospectus supplement, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find Additional Information” in the Prospectus carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 2 of the Prospectus.

The date of this prospectus supplement is October 9, 2023.

PLAN OF DISTRIBUTION

We entered into a sales agreement with B. Riley Securities, Inc., BTIG, LLC, and H.C. Wainwright & Co., LLC, as Agents, on November 22, 2021 (the “Sales Agreement”) under which we may offer and sell shares of our common stock having an aggregate offering price of up to $90,000,000 from time to time through or to the Agents, as sales agents or principals. Sales of our common stock, if any, under this prospectus supplement may be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act. As of the date of this prospectus supplement, the remaining maximum offering price in the ATM Facility is $12,000,000.

Each time we wish to issue and sell our common stock under the sales agreement, we will notify an Agent of the number or dollar value of shares to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed the Agent, unless the Agent declines to accept the terms of the notice, the Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Agents under the sales agreement to sell our common stock are subject to a number of conditions that we must meet.

Sales, if any, of common stock under the Sales Agreement may be made in ordinary brokers’ transactions, to or through a market maker, on or through the Nasdaq Global Market or any other market venue where the securities may be traded, in the over-the-counter market, in privately negotiated transactions, or through a combination of any such methods of sale. The Agents may also sell our common stock by any other method permitted by law. The securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

We will pay the Agents commissions for their services in acting as agents in the sale of our common stock at a commission rate equal in the aggregate to up to 3.0% of the gross proceeds from each sale of our common stock.

In addition, we agreed to reimburse the Agents for the fees and disbursements of its counsel, payable in connection with the entry into the Sale Agreement, in an amount not to exceed $75,000, in addition to certain ongoing disbursements of its legal counsel. We estimate that the total expenses for the offering, excluding compensation payable to the Agents under the sales agreement, will be approximately $300,000.

Settlement for sales of our common stock will occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and the Agents in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. In connection with the sale of our common stock on our behalf, the Agents will be deemed to be underwriters within the meaning of the Securities Act, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering pursuant to the sales agreement will terminate upon the earlier of (1) the issuance and sale of all of our common stock subject to the sales agreement; and (2) the termination of the sales agreement as permitted therein.

Each Agent and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services it may in the future receive customary fees. H.C. Wainwright & Co., LLC acted as our sole book-running manager in connection with our public offering consummated in August 2021 and as our exclusive placement agent in connection with our registered direct offerings consummated in October 2021, November 2021, October 2022, November 2022, March 2023 and June 2023, for which it received compensation.

To the extent required by Regulation M, the Agents will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement. This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions. A copy of the sales agreement is filed as an exhibit to a current report on Form 8-K filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference in this prospectus supplement.

Our common stock is listed on the Nasdaq Global Market and trades under the symbol “BIOR.” The transfer agent of our common stock is American Stock Transfer and Trust Company, LLC.